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                                                                    EXHIBIT 99.1
                            [VIVENDI UNIVERSAL LOGO]



                                  JUNE 30, 2003

DISPUTE BETWEEN VIVENDI UNIVERSAL AND MR. MESSIER: VIVENDI UNIVERSAL INTENDS TO
                 CHALLENGE THE ARBITRATION TRIBUNAL'S DECISION



On June 27, 2003, the arbitration tribunal constituted in New York under the aegis of the American Arbitration Association to resolve the dispute between Vivendi Universal [PARIS BOURSE: EX FP; NYSE: V] and Jean-Marie Messier, its former Chairman and Chief Executive Officer, relating to his severance indemnities, issued its award. The arbitration tribunal rejected Vivendi Universal's claim that Mr. Messier's so-called U.S. Termination Agreement dated July 1, 2002, be voided. Although this agreement was never approved by the Board of Directors of Vivendi Universal, the arbitration panel ordered Vivendi Universal to pay Mr. Messier the aggregate amount of 20,555,342 euros provided for this agreement.

After reviewing the tribunal findings, Vivendi Universal intends to challenge this decision through all available legal actions, both in France and in the United States. Tomorrow, the Board of Directors of Vivendi Universal will review this matter during its meeting.

IMPORTANT DISCLAIMER

This press release contains "forward-looking statements" as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are not guarantees of future performance. Actual results may differ materially from the forward-looking statements as a result of a number of risks and uncertainties, many of which are outside our control, including but not limited to, the risks described in the documents Vivendi Universal has filed with the U.S. Securities and Exchange Commission and the French Commission des Operations de Bourse. Investors and security holders may obtain a free copy of documents filed by Vivendi Universal with the U.S. Securities and Exchange Commission at www.sec.gov or directly from Vivendi Universal. Vivendi
Universal does not undertake, nor has any obligation, to provide, update or revise any forward-looking statements.


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